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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[X]  Form      [  ]  Form      [  ]  Form      [  ]  Form        [  ]  Form
     10-K            20-F            11-K            10-QSB            N-SAR


For the Period Ended April 30, 2002

[  ]   Transition Report on Form 10-K     [  ]   Transition Report on Form 10-Q

[  ]   Transition Report on Form 20-F     [  ]   Transition Report on Form N-SAR

[  ]   Transition Report on Form 11-K

For the transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

D'Angelo Brands, Inc.
Full Name of Registrant

Former Name if Applicable

14 Brewster Road,
Address of Principal Executive Office (Street and Number)

Brampton, Ontario, Canada, L6T 5B7
City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE

The Company is still awaiting finalization of the audit of the current financial statements.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Frank D'Angelo 905-794-0335

(2) Have all or other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]      Yes                  [  ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]      Yes                  [  ]   No

The results of operations will change significantly from the corresponding period for the last fiscal year due to the following events:

i) D'Angelo Brands, Inc. ( "the Company") incorporated a wholly owned subsidiary named D'Angelo Acquisitions Inc., ("Acquisitions") an Ontario, Canada corporation , which entered into a Share Exchange Agreement with D'Angelo Brands Ltd. ("Brands"), an Ontario, Canada corporation. Pursuant to the Agreement dated October 29, 2001, Acquisitions acquired 100% of the outstanding shares of common stock of Brands in exchange for a total of 36,000,000 Exchangeable Shares. In connection with the Share Exchange Agreement the Company assigned to its wholly owned subsidiary, Playandwin Canada Inc. all of its licenses and rights to the racing wager game known as "RACINGO". The Company also distributed, in the form of a stock dividend, all of its common shares of its wholly owned subsidiary Playandwin Canada Inc. to shareholders of record of the Company immediately before the closing of the Share Exchange Agreement. Each of these Class B shares may be exchanged for one common share of the Company.

       The Company and Acquisitions are holding companies. Brands is a beverage manufacturer and distributor located in Ontario, Canada.

ii) Pursuant to the Share Exchange Agreement between the Company and Brands, the historical financial history of the Company is that of Brands, therefore, the Company has adopted the fiscal year end of D'Angelo Brands Ltd.

iii) On November 19, 2001 Playandwin, Inc. changed its name to D'Angelo Brands, Inc.

iv) On or about April 2, 2002, D'Angelo Brands Ltd. acquired the fully operational manufacturing equipment for three beverage processing lines. The leased facility housing the lines, is located in Mississauga, Ontario, Canada. Production at the facility commenced in April, 2002.

A reasonable estimate of the results cannot be made because the Company is still awaiting the finalization of the audit of the current financial statements.

D'Angelo Brands, Inc. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2002

By:   /s/ Frank D'Angelo
      President